UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

Information furnished on this form

EXHIBIT

Exhibit Number	Description
1.	Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2013 and January 30, 2014

Note

Mizuho Financial Group, Inc. (the “Company”) furnished Reports of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission regarding its Status of Capital Adequacy on July 30, 2013 and January 30, 2014. The Company is furnishing this Form 6-K/A to make corrections on certain figures as shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on July 30, 2013

Capital adequacy ratio highlights

■ Capital adequacy ratio highlights

Page 3:

Mizuho Trust & Banking (Consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of March 31, 2013
Total capital ratio (International standard)	17.22%	17.21%
Tier 1 capital ratio	13.24%	13.24%
Common equity Tier 1 capital ratio	13.24%	13.24%

Risk weighted assets	2,598.0	2,599.6

Note: Corrections are underlined (hereinafter the same).

Mizuho Trust & Banking (Non-consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of March 31, 2013
Total capital ratio (International standard)	17.44%	17.43%
Tier 1 capital ratio	13.46%	13.45%
Common equity Tier 1 capital ratio	13.46%	13.45%

Risk weighted assets	2,559.4	2,561.0

Exhibit 1

Corrections to “Status of Capital Adequacy” furnished on Form 6-K on January 30, 2014

Capital adequacy ratio highlights

■ Capital adequacy ratio highlights

Page 2:

Mizuho Financial Group (Consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of September 30, 2013
Total capital ratio (International standard)	14.98%	14.97%

Risk weighted assets	58,789.0	58,792.8

Note: Corrections are underlined (hereinafter the same).

Page 3:

Mizuho Trust & Banking (Consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of September 30, 2013
Total capital ratio (International standard)	18.63%	18.60%
Tier 1 capital ratio	14.46%	14.43%
Common equity Tier 1 capital ratio	14.46%	14.43%

Risk weighted assets	2,591.8	2,595.7

Mizuho Trust & Banking (Non-consolidated)	<Before Correction>	<After Correction>
	(Billions of yen)	(Billions of yen)
As of September 30, 2013
Total capital ratio (International standard)	18.69%	18.67%
Tier 1 capital ratio	14.53%	14.51%
Common equity Tier 1 capital ratio	14.53%	14.51%

Risk weighted assets	2,562.6	2,566.5

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Composition of capital

(2) (A) Composition of capital disclosure

Page 9:

	<Before Correction>	<After Correction>
	(Millions of yen)	(Millions of yen)
As of September 30, 2013
Risk weighted assets	58,789,066	58,792,895

Total capital ratio (consolidated)	14.98%	14.97%

■ Risk-based capital

Page 15:

	<Before Correction>	<After Correction>
(3) Required capital by portfolio classification	(Billions of yen)	(Billions of yen)
As of September 30, 2013	Required capital	Required capital
Market risk	227.8	228.1

Standardized approach	70.0	70.4
Commodities risk	1.1	1.4

Total required capital (consolidated)	4,703.1	4,703.4